EXHIBIT 99.1

News Release dated August 28, 2014, Suncor Energy to present at the 2014 Barclays CEO Energy-Power Conference

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the 2014 Barclays CEO Energy-Power Conference

Calgary, Alberta (Aug. 28, 2014) – Steve Williams, president and chief executive officer, will present at the 2014 Barclays CEO Energy-Power Conference on Wednesday, September 3, 2014 at 6:25 a.m. MT (8:25 a.m. ET) in New York.

The webcast link will be available via Suncor’s website at suncor.com/webcasts, or at the following URL for 180 days: http://cc.talkpoint.com/barc002/090214a_ae/?entity=99_ELBNPVV

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com